EXHIBIT 99.1

Torstein Dale Sjoetveit to Head Hydro's Aluminium Metal

OSLO, Norway, March 27, 2006 (PRIMEZONE) -- Following last week's signing of the joint venture agreement with Qatar Petroleum to develop and operate a world-class smelter in Qatar, Jon-Harald Nilsen will take the overall responsibility for Hydro's interests in the project and the joint venture company Qatalum. Torstein Dale Sjoetveit will take over as head of Aluminium Metal. He will join Hydro's Corporate Management Board as Executive Vice President effective April 1. As of the same date Jon-Harald Nilsen will leave Hydro's Corporate Management Board.

Dale Sjoetveit (50) has held several management positions in Hydro's business areas, including several years of international assignments. Dale Sjoetveit comes from the position as head of the Primary Metal sector in Aluminium Metal.

The Aluminium business area was divided into two separate business areas earlier this year. The Aluminium Metal area employs around 6,000 people and consists of the Primary Metal and the Metal Products sectors.

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